U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Chavkin                         Arnold                  L.
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   (Last)                           (First)             (Middle)
c/o Chase Capital Partners
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)

R&B Falcon Corporation ("FLC")
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


May 2000
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           N/A            N/A      N/A    N/A         N/A    N/A      667,064        I     (FN 1)
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Senior Cumulative
Redeemable Preferred Stock             N/A            N/A      N/A    N/A         N/A   N/A       25,935         I     (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)




FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                               7.                        ative     Deriv-   11.
                    sion                       Number of                        Title and Amount          Secur-    ative    Nature
                    or                         Derivative    6.                 of Underlying     8.      ities     Secur-   of
                    Exer-             4.       Securities    Date               Securities       Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4) of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date    ---------------- Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)       4)
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
                                                                                Common
Warrants             $9.50    N/A      N/A  N/A N/A    N/A    Immed    5/1/09   Stock     875,000 159.95   25,000     I       (FN 2)
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Director                                                                        Common
Stock Options        $6.25    N/A      N/A  N/A N/A    N/A    5/2/95   2/7/05   Stock     17,700  N/A      17,700     D
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Director                                                                        Common
Stock Options        $7.031   N/A      N/A  N/A N/A    N/A    (FN 3)   4/7/09   Stock    43,000   N/A      43,000     D
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Director
Stock Options                                                                   Common
(right to purchase)  $10.062  N/A      N/A  N/A N/A    N/A    (FN 4)    5/19/09 Stock    17,000   N/A      17,000     D
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Options (right                             J                                    Common
to purchase)         $12.656  3/9/00      (FN 5)5,500  N/A    7/28/2000 1/28/10 Stock    5,500    N/A      5,500      D
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
Explanation of Responses:

(1) These shares, which include shares awarded to the reporting person as director's compensation, are owned by Chemical Investments, Inc. ("CII"). A portion of the amount shown may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners ("CCP"), the investment manager of CII. Mr. Chavkin disclaims any pecuniary interest in the shares owned by CII.

(2) Prior to an internal reorganization effective as of January 1, 2000, the securities were beneficially owned by Chase Equity Associates, LP
   ("CEA, LP"). The internal reorganization changed CEA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders. As of March 13,2000, CEA, LLC reverted to a limited partnership form of organization, the sole stockholder of the non-managing member of CEA, LLC became the sole limited partner of CEA, LP, and CCP became the general partner of CEA, LP. The actual pro rata portion of CEA, LP's beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CEA, LLC. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest therein.

(3) One third of the options vest on each October 7, 1999, April 7, 2000, and April 7, 2001.

(4) One third of the options vest on each November 19, 1999, May 19, 2000 and May 19, 2001.

(5) Award of stock options pursuant to the Company's 1999 Director Stock Option Plan, which was approved by the Company's stockholders at the Annual Meeting of Stockholders on May 19, 1999. The reporting person is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to, CII.


/s/  Arnold L. Chavkin                                          6/9/00
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   Arnold L. Chavkin                                              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.